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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002

SEC FILE NUMBER
8- 13910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

New England Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street, 8th Floor
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Toland — (617) 578-1138
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkley Street	Boston	Massachusetts	02116
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
SS

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael E. Toland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New England Securities, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael E. Toland
Signature

VP, Chief Compliance Officer
Title

Mary B. Heneman
Notary Public

My commission expires Aug. 28, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
New England Securities Corporation
Boston, Massachusetts

We have audited the following consolidated financial statements of New England Securities Corporation and its subsidiary (the "Company") as of and for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New England Securities Corporation and its subsidiary at December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 26, 2002

NEW ENGLAND SECURITIES CORPORATION
(A Wholly Owned Subsidiary of New England Life Holdings, Incorporated)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 (In Thousands of Dollars, Except Share Data)

ASSETS

Cash and cash equivalents	$ 26,920
Accrued income	6,562
Receivables from affiliates	2,140
Prepaid expenses and other assets	2,834
Fixed assets (net of $1,784 in accumulated depreciation)	426
Deferred tax assets	1,082
Investment in limited partnerships	55
TOTAL ASSETS	$ 40,019

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued selling expense	$ 16,363
Payables to affiliates	4,656
Other accrued expenses	7,071
Accrued postretirement benefits	373
Total liabilities	28,463
COMMITMENTS AND CONTINGENCIES (Note 6)	
SHAREHOLDER'S EQUITY:	
Common stock, $250 par value per share; 2,000 shares authorized; 1,000 shares issued and outstanding	250
Additional paid-in capital	48,477
Accumulated deficit	(37,171)
Total shareholder's equity	11,556
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 40,019

See notes to consolidated financial statements.

NEW ENGLAND SECURITIES CORPORATION
(A Wholly Owned Subsidiary of New England Life Holdings, Incorporated)

CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001 (In Thousands of Dollars)

REVENUES:	
Sales-based income	$ 40,881
Asset-based income	22,074
Other income	9,688
Total revenues	72,643
SELLING EXPENSES:	
Sales-based expenses	41,380
Asset-based expenses	16,820
Total selling expenses	58,200
OPERATING INCOME	14,443
OTHER OPERATING EXPENSES:	
Employee compensation and benefits	7,469
Compliance and licensing	1,322
Marketing	1,139
General and administrative	5,297
Intercompany expense allocations	4,015
Total other operating expenses	19,242
LOSS BEFORE INCOME TAXES	(4,799)
INCOME TAX BENEFIT	1,813
NET LOSS	$ (2,986)

See notes to consolidated financial statements.

NEW ENGLAND SECURITIES CORPORATION
(A Wholly Owned Subsidiary of New England Life Holdings, Incorporated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001 (In Thousands of Dollars, Except Share Data)

	Common Stock		Additional Paid-in	Accumulated	Total Shareholder's
	Shares	Par Value	Capital	Deficit	Equity
BALANCE, JANUARY 1, 2001	1,000	$ 250	$ 48,219	$ (34,185)	$ 14,284
Capital contribution	-	-	258	-	258
Net loss	-	-	-	(2,986)	(2,986)
BALANCE, DECEMBER 31, 2001	1,000	$ 250	$ 48,477	$ (37,171)	$ 11,556

See notes to consolidated financial statements.

NEW ENGLAND SECURITIES CORPORATION
(A Wholly Owned Subsidiary of New England Life Holdings, Incorporated)

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001 (In Thousands of Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,986)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,107
Realized and unrealized gain on marketable securities	(217)
Unrealized loss on limited partnerships	304
Accrued income	468
Receivables from affiliates	(1,618)
Prepaid expenses and other assets	(230)
Deferred tax assets	(125)
Accrued selling expense	(6,120)
Payables to affiliates	3,869
Other accrued expenses	2,632
Accrued postretirement benefits	22
Net cash used in operating activities	(2,894)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(440)
Proceeds from sale of marketable securities	12,838
Net cash provided by investing activities	12,398
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from Parent	258
Net cash provided by financing activities	258
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,762
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,158
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 26,920

See notes to consolidated financial statements.

NEW ENGLAND SECURITIES CORPORATION
(A Wholly Owned Subsidiary of New England Life Holdings, Incorporated)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION

Organization – New England Securities Corporation ("NES" or the "Company"), a National Association of Securities Dealers ("NASD") registered broker/dealer, conducts business as a wholesale distributor of investment products through the sales force of New England Life Insurance Company ("NELICO"). Effective February 18, 1997, NES became a wholly owned subsidiary of New England Life Holdings, Inc., a wholly owned subsidiary of NELICO and an indirectly wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife").

Established in 1968, NES offers a range of investment products including mutual funds, investment partnerships and individual securities. In 1994, NES became a registered investment advisor with the Securities and Exchange Commission ("SEC") and now offers individually managed portfolios. NES is the national distributor for variable annuity and variable life products issued by NELICO. NES is the sole owner of Hereford Insurance Agency, Inc. ("Hereford").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – NES prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Accordingly, the financial statements reflect estimates and assumptions made by management that may affect the reported amounts of assets and liabilities as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Hereford's accounts, which are immaterial to the consolidated financial statements, are consolidated into those of NES with all intercompany items eliminated in consolidation.

Cash and Cash Equivalents – Cash and cash equivalents include cash and money market funds.

Investment in Limited Partnerships – NES carries its investment in limited partnership units at appraised value based on the most recent information provided by the partnerships. There is no ready market for these limited partnerships.

Revenue and Expenses – NES earns commission income from the sale of shares of funds of State Street Research ("SSR") and nonproprietary funds. Commission income is recorded on a trade-date basis. Commissions earned from securities brokerage services are recorded net of fees paid to the clearing and execution broker. This income is recorded as sales-based income in the consolidated statement of income. NES also receives fee income from SSR and other fund groups based on a percentage of average assets under management. This fee income is reflected in the consolidated statement of income as asset-based income. Customer receivables and payables generated from securities brokerage transactions are not recorded by NES as introducing broker since the amounts are included in the accounts of the clearing and execution broker. Commissions paid to registered representatives, all agents or brokers of NELICO are recorded as selling expenses in the consolidated statement of income. Other income includes income from investment securities and certain fee arrangement from affiliates and vendors. Income is recorded on accrued basis when earned.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets – Fixed assets consist of furniture, equipment and leasehold improvements. Furniture and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the lesser of the useful life of the improvements or the life of the lease. Upon sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income. Maintenance and repairs are charged to operations as incurred.

3. TRANSACTIONS WITH RELATED PARTIES

Services provided to NES by related parties - NELICO provides management, marketing, computer systems, software support and other administrative services to NES. Expenses for these services are based either on a time allocation formula or a fixed-fee arrangement and amounted to $5,541,000 in 2001 of which $1,526,000 is included in compensation and benefits. At December 31, 2001, the related amount payable to NELICO is $1,073,000 and is included in payables to affiliates.

NELICO also provides an agency distribution system to NES. Charges for these services amounted to $3,625,000 in 2001 and are included in selling expenses. At December 31, 2001, related amounts and other amounts payable to NELICO of $776,000 are included in accrued selling expense.

Nathan & Lewis Securities, Inc. ("NLS"), affiliated broker-dealer, provides administrative and system services to NES. Charges for these services amounted to $1,210,000 are included in intercompany expenses. At December 31, 2001, related amounts payable to NLS of $611,000 are included in payables to affiliates.

Services provided to related parties by NES - NES provides certain management, marketing, and other administrative services to NELICO. Income for these services was $1,125,000 in 2001 and included in other income. At December 31, 2001, all amounts have been paid.

Other transactions with related parties - Commissions earned by NES from sales of SSR shares for 2001 were $492,000. Included in accrued income at December 31, 2001 were amounts receivable for sales-based commissions from SSR totaling $14,000.

In 2001, NES earned asset-based income of $134,000 on average assets of approximately $127 million under management with SSR. Included in accrued income at December 31, 2001 were amounts receivable for asset-based commissions from SSR totaling $9,000.

4. POSTRETIREMENT BENEFITS

Pension Benefits – NES participates in a multi-employer defined benefit pension plan, established by NELICO, covering all eligible employees. NELICO's funding policy is to make annual contributions to the plan based on the maximum allowable deduction for federal income tax purposes. These contributions are allocated and charged back to participating subsidiaries based on relative total compensation costs.

4. POSTRETIREMENT BENEFITS (CONTINUED)

Postretirement Benefits Other Than Pensions – NELICO also sponsors other defined benefit postretirement plans that cover all eligible NES employees. The plans provide postretirement medical, dental and life insurance benefits. The postretirement medical and dental plans are contributory. Retiree contributions for medical benefits are based on years of service and are adjusted annually. The life insurance plan is noncontributory.

NES's contributions to the aforementioned plans amounted to $218,000 in 2001.

5. SEC RULES 15c3-1, 15c3-3 AND 17a-13

As a broker/dealer, the Company is subject to Uniform Net Capital Rule (15c3-1) under the 1934 Act which requires the maintenance of minimum net capital in accordance with formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2001, the Company had net capital of approximately $3,545,000 which was approximately $3,295,000 in excess of the requirement of $250,000.

NES qualifies as a fully computing entity under NASD guidance regarding Rule 15c3-3. As such, NES is required to operate within the provisions of Rule 15c3-3. NES performed the required calculation as defined by Rule 15c3-3 and has determined that no additional deposits to the Special Reserve Bank account are required. NES is exempt from the provisions of Rule 17a-13 under Paragraph A of that rule because it does not carry securities accounts for customers, or perform custodial functions relating to customer securities.

6. COMMITMENTS AND CONTINGENCIES

Various claims and legal actions are pending against NES which have arisen in the normal course of business. In management's opinion, these proceedings are not expected to have a material effect on the Company's consolidated financial position or results of operations.

7. LEASE OBLIGATIONS

During 1994, the Company entered into a 10-year lease agreement, expiring in 2003, for office space owned by an affiliate. The lease contains a renewal option for a term of four additional years. Rent expense amounted to $450,000 in 2001.

Future minimum rentals under this operating lease as of December 31, 2001 are as follows:

Year Ending December 31	
2002	$ 373,000
2003	373,000
Total minimum lease payments	$ 746,000

8. INCOME TAXES

Under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recorded based on the future tax consequences of events already recorded in the financial statements. A valuation allowance is provided, in accordance with SFAS No. 109, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2001, management has determined that no such valuation allowance is required.

A summary of the income tax benefit in the consolidated statement of income is shown below for the year ended December 31, 2001:

Income tax benefit:	
Current	$ 1,688,000
Deferred	125,000
Total	$ 1,813,000

A reconciliation of the federal income tax at ordinary rates to the actual income tax benefit is as follows:

Federal income tax expense at statutory rate	$ 1,724,000
State income tax expense	66,000
Other items, individually insignificant	23,000
Income tax expense	$ 1,813,000

The Company's net deferred tax assets of $1,082,000 are composed primarily of tax benefits from future deductible expenses.

9. RESTRUCTURING COSTS

In 2001, management of MetLife in conjunction with management of its broker-dealer subsidiaries, formally committed to a strategic initiative aimed at improving the overall level of organizational efficiency, consolidating existing processes and reducing costs. As a result, certain of the Company's employees in operations, support and administrative functions have been identified as part of the overall workforce reduction. The company has accrued approximately $305,000 of severance cost which has been included in compensation and benefits expenses. Approximately $19,000 of this amount was paid prior to December 31, 2001.

10. ACCOUNTING DEVELOPMENTS

Recent Accounting Pronouncements – Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

The Company has evaluated the provision of SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," for transfer and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The adoption of SFAS No.140 had no impact on the Company's financial condition, results of operations or cash flows.

10. ACCOUNTING DEVELOPMENTS (CONTINUED)

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combination." The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combination accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company believes that the adoption of SFAS No. 141 will have no impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 141 will have no impact on its financial condition, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will have no impact on its financial condition, results of operations or cash flows.

* * * * * *

NEW ENGLAND SECURITIES CORPORATION
(A Wholly Owned Subsidiary of New England Life Holdings, Incorporated)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001 (in Thousands of Dollars)

NET CAPITAL:	
Total shareholder's equity	$ 11,556
Deductions – nonallowable assets included in statement of financial condition	7,425
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	4,131
HAIRCUTS ON SECURITIES	586
NET CAPITAL	$ 3,545
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT –	
Minimum net capital required (greater of $250,000 or 2% of aggregate debit items, as defined)	$ 250
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 3,295

NOTE: The differences between the net capital computation above and that per the unaudited FOCUS report as filed are due principally to adjustments relating to receivable from affiliates, deferred tax assets, and adjustments related to compensation and benefits.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

February 26, 2002

New England Securities Corporation
399 Boylston Street
Boston, Massachusetts

In planning and performing our audit of the consolidated financial statements of New England Securities Corporation (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 26, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(l) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

New England Securities Corporation
(A Wholly Owned Subsidiary of New England Life Holdings, Incorporated)
(S.E.C. I.D. 8-13910)

Independent Auditors' Report

Consolidated Financial Statements
Year Ended December 31, 2001
Supplemental Schedule
December 31, 2001
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT